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                            September 22, 2023

       William Asiedu
       Chief Financial Officer
       Xtra-Gold Resources Corp.
       Monte Carlo #7
       Paradise Island
       Nassau, Bahamas

                                                        Re: Xtra-Gold Resources
Corp.
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Amendment to Form
20-F for the fiscal year ended December 31, 2022
                                                            Filed June 9, 2023
                                                            Response dated
September 12, 2023
                                                            File No. 333-139037

       Dear William Asiedu:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Exhibit 99.2

       Results of Operations for the Year Ended December 31, 2022 as Compared to the Year Ended
       December 31, 2021 and December 31, 2020, page 5

   1. Please remove your resource disclosures found in Exhibit 99.2 on pages 5, 7, 9, and 11 or provide a technical
report summary to support this resource disclosure.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Asiedu
Xtra-Gold Resources Corp.
September 22, 2023
Page 2

      For questions regarding comments on engineering matters, you may contact Ken Schuler,
Mining Engineer, at (202) 551-3718.



FirstName LastNameWilliam Asiedu                        Sincerely,
Comapany NameXtra-Gold Resources Corp.
                                                        Division of Corporation
Finance
September 22, 2023 Page 2                               Office of Energy &
Transportation
FirstName LastName